[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

June 13, 2025

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention:	Deborah O’Neal Shandy Pumphrey

RE:	New FS Specialty Lending Fund Registration Statement on Form N-14 (File No. 333-286859)

Dear Ms. O’Neal and Ms. Pumphrey:

Thank you for your telephonic comments regarding the registration statement on Form N-14 (the “Registration Statement”) filed by New FS Specialty Lending Fund (the “Registrant” or the “Successor Fund”) on April 30, 2025 in connection with the reorganization of FS Specialty Lending Fund (the “Predecessor Fund”) with and into the Successor Fund. Changes to the Registration Statement will be reflected in Pre-Effective Amendment No. 1 to the Registration Statement (the “Amendment”), which the Registrant intends to file on or about the date hereof, and will be marked to show all changes made since the initial filing of the Registration Statement. Your oral comments are summarized in bold to the best of our understanding, followed by the Fund’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the Registration Statement.

I.            Disclosure Comments

Comment 1:	Please supplementally advise the Staff as to when the Successor Fund intends to file a Registration Statement on Form N-2.

The Successor Fund intends to file a Registration Station on Form N-2 within three months of the filing of its Notification of Registration on Form N-8A, in accordance with the requirements of Rule 8b-5 under the Investment Company Act of 1940, as amended (the “1940 Act”).

Comment 2:	Please supplementally advise the Staff as to what steps the Funds will take to end the reporting obligations of the Predecessor Fund under the Exchange Act of 1934 (the “Exchange Act”).

The separate existence of the Predecessor Fund will end upon its reorganization with and into the Successor Fund. The Predecessor Fund will file (i) a Notification of Withdrawal of its election to be regulated as a business development company on Form N-54C and (ii) a Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 on Form 15.

Comment 3:	In the shareholder letter, it states that “the Successor Fund intends to change its name to FS Specialty Lending Fund.” Should that be New FS Specialty Lending Fund?

In connection with the closing of the Reorganization, it is expected that the Successor Fund will change its name from New FS Specialty Lending Fund to FS Specialty Lending Fund.

Comment 4:	Early in the Questions and Answers, please explain in plain English the business, legal and other reasons for the conversion and listing and explain the extent to which there will be any material changes to the Funds’ strategy, risks, costs or governance.

The Registrant has made the requested changes.

Comment 5:	On page (ii), please provide a plain English explanation of what a “Roll Up Transaction” is.

The Registrant has added the requested disclosure.

Comment 6:	On page (iv), it states that the Fund will benefit from “participation as a registered closed-end fund in a broad universe of investments without the portfolio criteria imposed on BDCs by the 1940 Act.” Please disclose what, if anything, does the Fund anticipate doing differently.

The Registrant has added the requested disclosure.

Comment 7:	On page (v), please consider making more prominent with bold or italicized text the statement that “These changes may make it more likely that the Successor Fund, following the Listing Date, will pay an income incentive fee.”

The Registrant has made the requested text bold.

Comment 8:	On page (vi), please consider making more prominent with bold or italicized text the statement that “The base management fees paid to the Adviser by the Fund and the Successor Fund are calculated on the basis of gross assets, including proceeds from leverage, so the fees paid to the Adviser will be higher when leverage is utilized.”

The Registrant has made the requested text bold.

Comment 9:	On page (xi), it states that “The Fund expects the quarterly tender offers to remain suspended until the listing.” Please disclose what will happen with respect to the share repurchase program if the listing does not occur.

The Registrant has added the requested disclosure.

Comment 10:	On page 1, add disclosure to explain the consequences of the protections that investors may lose conforming the Declaration of Trust to the 1940 Act instead of the NASAA Guidelines to remove the Roll Up Transaction provisions.

The Registrant has added the requested disclosure.

Comment 11:	On page 7, it states that “Although the Successor Fund does not currently intend to be regulated as a business development company under the 1940 Act, the Successor Fund may in accordance with the requirements of the 1940 Act elect in the future to be regulated as a business development company and in connection therewith withdraw its registration under the 1940 Act.” Please disclosure the potential circumstances under which the Fund may elect in the future to be regulated as a business development company.

The Registrant has added the requested disclosure.

Comment 12:	On page 46, consider briefly describing the risk, if any, that apply specifically to the Successor Fund.

The Registrant respectfully notes that the Funds have divided the risk factors under the following sub-headings “Risks Related to the Reorganization,” “Risks Related to the Listing,” “Risks of Investing in the Successor Fund,” and “General Risks of Investing in the Funds.”

Comment 13:	On page 54, please revise the risk factor “The Funds’ incentive fee may induce the Adviser to make, and EIG to recommend, speculative investments” to reflect that EIG will not be will not be involved in the management of the Successor Fund.

The Registrant has revised the disclosure as requested.

Comment 14:	On page 98, add disclosure in the discussion of the Delaware Control Share Statute regarding (i) how voting rights for control shares may be restored and (ii) the rationale for not opting out of the Delaware Control Share Statute.

The Registrant has added the requested disclosure regarding the restoration of voting rights.

With respect to opting out of the Delaware Control Share Statute, the Registrant respectfully notes that the Delaware Control Share Statute does not provide a mechanism for funds to opt out of the Delaware Control Share statute entirely. Instead, funds can exempt specific acquisitions or classes of acquisitions of control shares, either in advance or retroactively. The Fund’s disclosure includes a discussion of the Board’s rationale for not exempting acquisitions, which the Registrant has enhanced in response to the comment.

Comment 15:	On page S-10 of the Statement of Additional Information, under the heading “Fundamental Investment Restrictions (2),” please review and revise the statement “Notwithstanding anything herein to the contrary, nothing in Fundamental Investment Restriction (2) will prohibit the Company from investing in the Fund.”

The Registrant has deleted the statement “Notwithstanding anything herein to the contrary, nothing in Fundamental Investment Restriction (2) will prohibit the Company from investing in the Fund.”

Comment 16:	Please ensure that a pre-effective amendment to the Registration Statement includes a draft tax opinion, and that the final tax opinion, when filed, includes a consent.

The Registrant confirms that a pre-effective amendment to the Registration Statement includes a draft tax opinion, and that the final tax opinion, when filed, will include a consent.

II. Accounting Comments

Comment 1:	Please review and reconcile the discrepancy between the disclosure in the Prospectus and the statement in the Plan of Reorganization regarding whether the Predecessor Fund or the Successor Fund will be the accounting survivor.

The Registrant confirms that the Predecessor Fund will be the accounting survivor and notes that the reference to the Successor Fund being the accounting survivor under the heading “Additional Information about the Funds and the Reorganization—General” was a typographical error that has been corrected.

Comment 2:	If the Successor Fund would be the accounting survivor, please provide the NAST analysis (no-action letter to North American Security Trust Aug. 5, 1994) for the reorganization.

As noted in the response to Comment 1 above, the Predecessor Fund will be the accounting survivor.

Comment 3:	Will the Fund realize an incentive fee as a result of the Reorganization transaction?

Registrant confirms that no incentive fee will be realized as a result of the Reorganization.

Comment 4:	Please disclose the percentage of the Predecessor Fund’s portfolio, if any, that is expected to be repositioned in connection with the Reorganization prior to the closing of the Reorganization.

Registrant confirms that none of the Predecessor Fund’s portfolio holdings are expected to be repositioned in connection with the Reorganization prior to the closing of the Reorganization.

Comment 5:	Please confirm that the fees presented in the fee table are current.

Registrant confirms that the fees presented in the free table are current.

Comment 6:	The lead in paragraph to expense example states that the calculations take into account fee waiver for first year. However, it appears that the base management fee waiver is included in calculations for years 2 to 11. If so, please revise the lead in paragraph.

Effective on the Listing Date and for so long as the Successor Fund is a registered closed-end fund, the Adviser has contractually agreed to waive a portion of the Successor Fund’s base management fee such that the base management fee shall not exceed an amount equal to the annual rate of 1.35% of the Successor Fund’s average daily gross assets. Accordingly, such amounts are reflected throughout the expense example. The lead in paragraph to the expense example has been revised to correspond to the calculations in the expense example.

Comment 7:	Please disclose the amount of the Predecessor Fund’s capital loss carryforwards.

The Fund has added the requested disclosure.

Comment 8:	Please confirm that there have been no material changes since December 31, 2024 with respect to information presented in capitalization table.

Registrant confirms that, other than with respect to the reverse share split, which is reflected in the capitalization table, there have been no material changes since December 31, 2024 with respect to information presented in capitalization table.

Comment 9:	In Sections 4.1.f and 4.1.g of the Plan of Reorganization, please confirm if the December 31, 2025 date is correct, or should the date be December 31, 2024?

Registrant confirms that the references to December 31, 2025 in Sections 4.1.f and 4.1.g of the Plan of Reorganization were a typographical error that has been corrected to refer to December 31, 2024.

Comment 10:	Please replace the section of the Statement of Additional Information, “Pro Forma Financial Information” with the supplemental financial information required under Regulation S-X Item 6-11(d).

Registrant has revised disclosure as requested.

Comment 11:	Please note that the pre-effective amendment to the Registration Statement should include a new auditor’s consent.

Registrant confirms that the pre-effective amendment to the Registrant Statement will include a new auditor’s consent.

* * * * * *

Should you have any questions concerning our responses to your comments, please direct them to the undersigned at (312) 407-0641.

Sincerely,

/s/ Kevin T. Hardy
Kevin T. Hardy

cc:     Stephen S. Sypherd